Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NOVAGOLD RESOURCES INC. 2300 - 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

February 2, 2006

Item 3.	News Release

A news release announcing the material change referred to in this report was issued on February 2, 2006.

Item 4.	Summary of Material Changes

On February 2, 2006, NovaGold Resources Inc. (the “Company”) announced that it had sold 13,000,000 of its common shares at a price of US$11.75 (C$13.43) per common share. NovaGold expects to receive net proceeds of approximately US$144 million (C$164 million) after deducting underwriting fees and estimated offering expenses. NovaGold has also granted the underwriters an option exercisable for a period of 30 days following the closing of the offering to purchase up to an additional 1,950,000 of its common shares. If the underwriters fully exercise the overallotment option NovaGold will receive additional net proceeds of approximately US$21 million (C$25 million). Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and RBC Capital Markets were joint bookrunners for the transaction.

Item 5.	Full Description of Material Change

On February 2, 2006, the Company announced that it had sold 13,000,000 of its common shares at a price of US$11.75 (C$13.43) per common share. NovaGold expects to receive net proceeds of approximately US$144 million (C$164 million) after deducting underwriting fees and estimated offering expenses. NovaGold has also granted the underwriters an option exercisable for a period of 30 days following the closing of the offering to purchase up to an additional 1,950,000 of its common shares. If the underwriters fully exercise the overallotment option NovaGold will receive additional net proceeds of approximately US$21 million (C$25 million). Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and RBC Capital Markets were joint bookrunners for the transaction.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Robert J. (Don) MacDonald, Senior Vice President, Chief Financial Officer and Secretary, (604) 669-6227.

Item 9.	Date of Report

Executed this 8th day of February, 2006 in the City of Vancouver, in the Province of British Columbia.